UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                FEBRUARY 17, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

NOTICE OF AGM

NOTICE OF ANNUAL GENERAL MEETING IN TDC

The Board of Directors of TDC A/S hereby invites the Company's shareholders to attend the Annual General Meeting, which will be held on

THURSDAY 17 MARCH, 2005, AT 4:00 PM AT THE RADISSON SAS FALCONER CENTER, FALKONER ALLE 9, 2000 FREDERIKSBERG, IN THE FALKONER SALEN (THE FALKONER HALL).

The agenda will be as follows:

1. Election of the Chairman of the Meeting.

2. The Board of Directors' report on the activities of the Company during the preceding year.

3. Presentation of the Annual Report for adoption.

4. A resolution to discharge the Board of Directors and the Executive Committee from their obligations in respect of the Annual Report.

5. A resolution regarding appropriation of profit according to the Annual Report as adopted.

6. Election of members of the Board of Directors, cf. Article 14 of the Articles of Association.

7. The Board of Directors  proposes the following  amendments to the Articles of
Association:

a) Article 4 (1): The Board of Directors proposes to reduce the Company's share capital by cancellation of a part of the Company's holding of own shares, totalling a nominal amount of DKK 90,421,815. The reduction amount has been paid to a shareholder by way of the Company's purchase of those shares which are now proposed to be cancelled. In total, the Company has paid DKK 3,408,902,425.50 for the shares, so that in addition to the nominal reduction amount, a total amount of DKK 3,318,480,610.50 has been paid to the shareholder. After the reduction, the share capital will amount to DKK 991,875,885.
b) Article 4a (1), Article 5 (2) - (11), Article 10 (3), and Article 14 (2): The Board of Directors proposes lifting the provision according to which no shareholder shall be entitled to own and/or control shares corresponding to more than 9.5 percent of the authorized share capital of the Company, unless the Board of Directors consents.
c) Article 6 (3), Article 9 (2), paragraph 7 and Article 21 (1): The Board of Directors proposes that in future one state-authorized auditor is elected.
d) Article 9 (2), paragraph 1, and Article 11 (1): The Board of Directors proposes that in future, the Chairman of the General Meeting is elected by the Board of Directors.

8. Election of Auditor.

9. The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors -- until the next Annual General Meeting - to allow the Company to acquire own shares at a nominal value of up to 10 percent of the share capital of the Company, cf. Section 48 of the Danish Companies Act. The purchase price of the shares in question must not deviate by more than 10 percent from the price quoted on the Copenhagen Stock Exchange at the time of acquisition.

10. AOB.

Re item 6 on the agenda: The following members of the Board of Directors are nominated for re-election: Thorleif Krarup, Niels Heering, Kurt Anker Nielsen, Christine Bosse, Preben Damgaard, and Per-Arne Sandstrom.

Re item 7a on the agenda: The Board of Directors proposes to reduce the Company's share capital by cancellation of a part of the Company's holding of own shares. The shares in the proposed reduction are the shares acquired from SBC in June 2004. In connection with the reduction, the Articles of Association,
Article 4 (1), will be amended.

Re item 7b of the agenda: The Board of Directors proposes lifting the provision according to which no shareholder shall be entitled to own and/or control shares corresponding to more than 9.5 percent of the authorized share capital of the Company, unless the Board of Directors consents. Following the divestiture by SBC in June 2004 no major shareholder holds controlling interest in the Company, and limitations of the transferability of the shares are therefore no longer needed.

Re item 7c on the agenda: According to Article 6 (3), Article 9 (2), paragraph 7, and Article 21 (1) of the Articles of Association, the Company's financial statements shall be audited by two auditors elected by the Annual General Meeting, at least one of whom shall be a state-authorized. Due to a change in the Danish Financial Statements Act (Arsregnskabsloven), the Board of Directors proposes that in future, the Company's financial statements are to be audited by one state-authorized auditor elected by the Annual General Meeting.

Re item 7d on the  agenda:  It  follows  from  Article 9 (2),  paragraph  1, and
Article 11 (1) of the Articles of Association that the Chairman of the Meeting is elected by the General Meeting. The Board of Directors proposes that in future, the Chairman is elected by the Board of Directors, which is customary for large public listed companies.

Adoption of the resolutions under items 7a - 7d on the agenda requires approval by at least two thirds of the votes cast as well as two-thirds of the voting stock represented at the Annual General Meeting.

Re item 8 on the agenda: The Board of Directors proposes re-election of the Company's auditor, PriceWaterhouseCoopers.

The agenda of the Annual General Meeting, the complete wording of the resolutions to be passed at the Annual General Meeting, and the audited Annual Report 2004 will be available for the shareholders on www.tdc.com/investor and at the Company's offices at N0rregade 21, DK-0900 Copenhagen C from February 25, 2005. Shareholders residing outside of Denmark will receive a printed copy of the full Annual Report 2004 by mail after its publication early March 2005.

Shareholders must hold an admission card to attend the Annual General Meeting. Admission cards can be ordered directly from Danske Bank A/S on www.danskebank.com/agmtdc, or by filling out the front page of the request form which will be sent by mail and returning it, either by using the enclosed addressed envelope or by fax + 45 43 39 46 69.

Shareholders may grant a proxy to the Board of Directors by filling in the back page of the request form. The completed proxy must be signed and dated separately and may be returned to Danske Bank A/S, either by using the enclosed return envelope or by fax + 45 43 39 46 69.

Requests for admission cards and proxies must state the reference number used by the Danish VP Securities Services A/S (Vaerdipapircentralen A/S) or other documentation in accordance with Article 10 of the Articles of Association and must reach Danske Bank A/S no later than Monday, March 14, 2005 at 4 PM.

The Board of Directors


BACKGROUND INFORMATION REGARDING CANDIDATES NOMINATED FOR RE-ELECTION TO THE BOARD OF DIRECTORS:

THORLEIF KRARUP, CHAIRMAN: Age 52. Elected by the shareholders at the General Meeting. First elected 2003.

BSc (Economics) 1975, Graduate Diploma in Business Administration (Finance) 1977, and Graduate in Business Administration (Management Accounting) 1980. Vice-chairman of the Board of Directors in H. Lundbeck A/S, LFI A/S, and Chr. Hansen Holding A/S. Member of the Boards of Directors of Group 4 Securicor plc., Bang & Olufsen A/S, Lundbeckfonden, Scion DTU A/S, and Danmark-Amerika Fondet.

NIELS HEERING, VICE-CHAIRMAN: Age 50. Elected by the shareholders at the General Meeting. First elected 1991. LLM, 1981.
Managing Partner at Gorrissen Federspiel Kierkegaard Lawfirm.
Chairman of the Boards of Directors of CKBF Invest A/S, Comlex A/S, Ellos A/S, EQT Partners A/S, Jeudan A/S, MRE A/S, Nesdu A/S, NTR Holding A/S, and Staehr Holding A/S. Member of the Boards of Directors of Columbus IT Partner A/S, Ole Mathiesen A/S, Venjo A/S, Danske Private Equity A/S, and J. Lauritzen A/S.

KURT ANKER NIELSEN: Age 59. Elected by the shareholders at the General Meeting. First elected 2003.
MSc (Economics and Business Administration), 1972.
Member of the Boards of Directors and Chairman of the Audit Committees of Novo Nordisk A/S, and Zymogenetics, Inc., Seattle, USA. Vice-chairman of the Board of Directors of Novozymes A/S. Member of the Board of Directors and the Audit Committee of Norsk Hydro ASA, Oslo, Norway. Member of the Board of Directors of Novo A/S, Coloplast A/S, and Dakocytomation A/S.

CHRISTINE BOSSE: Age 44. Elected by the shareholders at the General Meeting. First elected 2004.
LLM. 1987. Group CEO, TrygVesta A/S.

Member of several Boards of Directors in the TrygVesta Group. Member of the Board of Directors of Flugger A/S, and member of the Danish Welfare Commission.

PREBEN DAMGAARD: Age 41. Elected by the shareholders at the General Meeting. First elected 2004.
BSc (Economics) 1985. Graduate Diploma in Business Administration 1987. President, Damgaard Company A/S.
Chairman of the Boards of Directors of Dannebrog Rederi A/S and Heart Made A/S. Member of the Boards of Directors of ROCKWOOL International A/S, Proactive A/S, DTU-Innovation A/S, ERP International 2 A/S, Giritech A/S, and Bang & Olufsen A/S.

PER-ARNE SANDSTROM: Age 57. Elected by the shareholders at the General Meeting. First elected 2004.
BSc (Engineering), 1967.
Chairman of the Boards of Directors of the Nordic technology companies Atea Holding AB, Birdstep Technology ASA, Nordic Service Group AB, and Umetrics AB.

For further information please contact TDC Investor Relations on tel. +45 33 43 76 80.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   FEBRUARY 17, 2005                                /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations